

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2016

Via E-mail
Patrick Dennis
Chief Executive Officer
Guidance Software, Inc.
224 Airport Parkway, Suite 300
San Jose, CA 95110

> **Re:** **Guidance Software, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 4, 2016**
> **File No. 001-33197**

Dear Mr. Dennis:

We have reviewed your filing and have the following comments.

Definitive Additional Materials on Schedule 14A filed April 4, 2016

General

1. Please provide supplemental support for the assertions about Mr. McCreight's verbally abusive conduct made in your letter to shareholders. This support should include any report generated by the private investigator you engaged to evaluate alleged incidents of misconduct in your letter to shareholders.

2. Please provide further details, with a view to possible additional disclosure, regarding the "substantial cash payments to ex-employees" you allege occurred as a result of Mr. McCreight's past conduct. Please provide dates and amount of payments for each payment and explain the facts that necessitated the payment.

3. In future filings, avoid characterizing statements of opinion or belief as facts. Some examples include:

    - your assertion that the Company's underperformance is a direct result of Mr. McCreight poor performance; and

    - your allegation that "Mr. McCreight's goal is to retaliate against a Board that made a difficult decision and did the right thing for stockholder value."

If you have questions or comments please contact Jeff Kauten, Attorney Advisor, at (202) 551-3447 or the undersigned at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Julian Kleindorfer, Esq.
        Latham & Watkins LLP